Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America


05006240

22nd February 2005

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 18th February 2005 in connection with the Possible Discloseable Transaction of the Company in duplicate for your files.


ESSED
MAR 5 2005
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh


RECEIVED
MAR 04 2005
202
SECTION
PROCESSING

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0917)

New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

(1) PROPOSED RIGHTS ISSUE OF RIGHTS SHARES OF HK$0.10 EACH AT HK$2.80 PER RIGHTS SHARE, PAYABLE IN FULL ON ACCEPTANCE (IN THE PROPORTION OF THREE RIGHTS SHARES FOR EVERY TWO EXISTING SHARES HELD)

AND

(2) GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

POSSIBLE DISCLOSEABLE TRANSACTION


SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2005
WASH, D.C.
202
SECTION

PROPOSED RIGHTS ISSUE

The Company proposes to raise approximately HK$6,309.59 million (assuming no Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the exercise of the Vested Share Options) or approximately HK$6,426.97 million (assuming Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the full exercise of all Vested Share Options) before expenses by issuing not less than 2,253,426,138 Rights Shares and not more than 2,295,347,178 Rights Shares at the Subscription Price of HK$2.80 per Rights Share on the basis of three Rights Shares for every two existing Shares held on the Record Date. The Rights Issue is not available to Overseas Shareholders.

The aggregate number of Rights Shares to be issued pursuant to the terms of the Rights Issue represents 150% of the Company's issued share capital and approximately 60% of the Company's issued share capital as enlarged by the issue of the Rights Shares.

The last day of dealings in Shares on a cum-rights basis is Wednesday, 9 March 2005. The Shares will be dealt with on an ex-rights basis from Thursday, 10 March 2005. To qualify for the Rights Issue, any transfer of Shares must be lodged for registration with the Company's branch share registrar in Hong Kong, Standard Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 11 March 2005.

NWD has indicated to the Company that the 1,015,053,093 Shares beneficially owned by it at the date of this announcement, representing approximately 67.57% of the existing issued share capital of the Company, will remain registered in the same name on the Record Date. Pursuant to the Underwriting Agreement, NWD has undertaken to accept all the Rights Shares to be provisionally allotted to it or its nominee as the holder of such Rights Shares pursuant to the Rights Issue. The Rights Issue will be fully underwritten by NWD (other than the Rights Shares provisionally allotted to NWD) on the terms and subject to the conditions set out in the Underwriting Agreement.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms.

POSSIBLE DISCLOSEABLE TRANSACTION

Pursuant to the Underwriting Agreement, NWD is obliged to subscribe for not more than 772,767,540 Rights Shares (except the 1,522,579,638 Rights Shares (equivalent to an amount of HK$4,263,222,986.40 payable by NWD) provisionally allotted to NWD of which NWD has undertaken to take up) in the event that all Shareholders (save for NWD) do not take up the allotments of any provisional Rights Shares. In such event, NWD is required to pay HK$2,163,749,112 for the 772,767,540 Rights Shares underwritten and the fulfilment of NWD's proposed underwriting commitment under the Underwriting Agreement will constitute a discloseable transaction for NWD pursuant to Chapter 14 of the Listing Rules.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The Directors propose to seek Shareholders' approval at the EGM for the granting of general mandates to issue Shares and repurchase Shares not exceeding 20% and 10% respectively of the issued share capital of the Company as at 6 December 2004 and as enlarged by the Rights Issue.

GENERAL

An independent board committee of the Company has been appointed to advise the Independent Shareholders on the terms of the Rights Issue. Commerzbank has been appointed by the Company as the independent financial advisor to advise the independent board committee of the Company and the Independent Shareholders on the terms of the Rights Issue.

A circular containing, among other things, details of the Rights Issue, a letter from the independent board committee of the Company and a letter of advice from the independent financial advisor to the independent board committee of the Company and the Independent Shareholders together with a notice convening the EGM will be despatched to the Shareholders and holders of Share Options (for information only) on or before Friday, 4 March 2005.

Standard Chartered Bank (Hong Kong) Limited has been appointed to advise NWD in connection with the underwriting arrangements under the Underwriting Agreement.

A circular containing details of the proposed underwriting commitment of NWD under the Underwriting Agreement will be despatched to the shareholders of NWD as soon as practicable and, in any event, within 21 days from the day of publication of this announcement.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Friday, 18 February 2005 pending the release of this announcement. The Company has applied to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 21 February 2005.

PROPOSED RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	Three Rights Shares for every two existing Shares held on the Record Date
Number of existing Shares in issue:	1,502,284,094 Shares as at the Latest Practicable Date
Number of Rights Shares:	Not less than 2,253,426,138 Rights Shares and not more than 2,295,347,178 Rights Shares

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which may be issued and allotted on or before the Record Date upon the exercise of the Vested Share Options. As at the Latest Practicable Date, the Vested Share Options entitling the holders thereof to subscribe for an aggregate of 27,947,360 Shares. The Directors hold Vested Share Options with the rights to subscribe for an aggregate of 12,800,000 Shares.

If all the subscription rights attaching to the Vested Share Options are duly exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of Shares in issue will be increased to 1,530,231,454 and the number of Rights Shares may be issued pursuant to the Rights Issue will be increased to 2,295,347,178 Rights Shares accordingly.

The nil-paid Rights Shares proposed to be provisionally allotted pursuant to the terms of the Rights Issue represents 150% of the Company's issued share capital and approximately 60% of the Company's issued share capital as enlarged by the issue of the Rights Shares.

Qualifying Shareholders

The Company will send the Rights Issue Documents to Qualifying Shareholders only.

To qualify for the Rights Issue, the Shareholder must:

— be registered as a member of the Company at the close of business on the Record Date; and

— have an address in Hong Kong which appears on the register of members of the Company at the close of business on the Record Date.

The Company retains the right, however, in its discretion to vary the requirements set forth above to avoid any offer of Rights Shares to Shareholders (without compliance with registration or other legal requirements) outside Hong Kong. In order to be registered as a member of the Company on the Record Date, the Shareholders must lodge any transfers of Shares (with the relevant Share certificate(s)) with the Company's branch share registrar in Hong Kong by 4:00 p.m. on Friday, 11 March 2005. The last day of dealings in Shares on a cum-rights basis is therefore expected to be Wednesday, 9 March 2005. The Shares will be dealt with on an ex-rights basis from Thursday, 10 March 2005.

The Company's branch share registrar in Hong Kong is:

Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

It is intended that the Company's register of members will be closed from Monday, 14 March 2005 to Monday, 21 March 2005, both dates inclusive, for the purpose of, among other things, establishing entitlements to the Rights Issue. No transfer of Shares will be registered during this period.

Rights of Overseas Shareholders

The Rights Issue Documents will not be registered or filed under the applicable securities or equivalent legislation of any jurisdiction other than Hong Kong. The Company will send the Prospectus (without the provisional allotment letters and forms of application for excess Rights Shares) to the Overseas Shareholders for their information only.

Arrangements will be made for the Rights Shares, which would otherwise have been provisionally allotted to Overseas Shareholders in nil-paid form, to be sold as soon as practicable after dealings in nil-paid Rights Shares commence, if a premium, net of expenses, can be obtained. The proceeds of each sale, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars pro rata to their respective shareholding. The Company will keep individual amounts of less than HK$100 for its own benefit.

Subscription Price

The Subscription Price for the Rights Shares is HK$2.80 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotment under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares.

The Subscription Price represents:

— a discount of approximately 30.0% to the closing price of HK$4.00 per Share as quoted on the Stock Exchange on Thursday, 17 February, 2005, being the Latest Practicable Date;

— a discount of approximately 26.3% to the average closing price of HK$3.80 per Share for the 10 consecutive trading days up to and including Thursday, 17 February 2005, being the Latest Practicable Date;

— a discount of approximately 14.6% to the theoretical ex-rights price of HK$3.28 per Share based on the closing price as quoted on the Stock Exchange on Thursday, 17 February 2005, being the Latest Practicable Date; and

— a discount of approximately 74.5% to the audited consolidated net tangible asset value of approximately HK$10.99 per Share as at Wednesday, 30 June 2004.

The Subscription Price was arrived at after arm's length negotiation between the Company and NWD with reference to the market price of the Shares under prevailing market conditions and each Shareholder is entitled to subscribe for the Rights Shares at the same price in proportion to his or her existing shareholding in the Company. The Directors consider the Subscription Price to be fair and reasonable and to be in the interests of the Company and the Shareholders as a whole.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of the Overseas Shareholders, unsold Rights Shares created by adding together fractions of the Rights Shares and any nil-paid Rights Shares provisionally allotted but not accepted.

Applications may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis, but will give preference to topping-up odd lots to whole board lots of Shares.

Fractional entitlements

Fractional entitlements for the nil-paid Rights Shares will not be issued but will be aggregated and sold, if a premium (net of expenses) can be obtained, for the benefit of the Company.

Status of the Rights Shares

The Rights Shares, when allotted and fully-paid, will rank pari passu with the then existing Shares in issue in all respects. Holders of such Rights Shares will be entitled to receive all future dividends and distributions which are declared after the date of allotment and issue of the Rights Shares.

Share certificates for the Rights Shares

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted to Qualifying Shareholders who have accepted and applied for (where appropriate), and paid for the Rights Shares by Thursday, 14 April 2005 at their own risk.

Share option schemes

Pursuant to the terms of the share option schemes adopted by the Company on 18 December 2000 and 26 December 2002, respectively, adjustments to the outstanding Share Options are required to be made upon the Rights Issue becoming unconditional. The Company will announce further details on such adjustments.

Application for listing of the Right Shares on the Stock Exchange

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms.

Nil-paid Rights Shares are expected to be traded in board lots of 400 (Shares then in issue will be traded in board lots of 400). Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Conditions of the Rights Issue

The Rights Issue is conditional upon the following conditions being fulfilled:

(a) the Company despatching the circular to the Shareholders containing, among other things, details of the Rights Issue together with proxy form and notice of the EGM;

(b) the passing by the Independent Shareholders at the EGM of ordinary resolution to approve the Rights Issue (including, but not limited to, the exclusion of the offer of the Rights Issue to the Overseas Shareholders);

(c) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares (in both nil-paid and fully-paid forms), subject only to the allotment and despatch of the appropriate documents of title;

(d) the filing and registration of all documents relating to the Rights Issue, which are required by law to be filed or registered with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance and otherwise complying with the requirements of the Companies Law;

(e) the posting of the Rights Issue Documents to Qualifying Shareholders; and

(f) the obligations of NWD under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms of that agreement.

The above conditions of the Rights Issue cannot be waived by the Company and/or NWD under the terms of the Underwriting Agreement. If any of the conditions of the Rights Issue are not fulfilled on the Latest Acceptance Date (or such later time and/or date as the Company and NWD may determine), neither the Company nor NWD shall have any rights or be subject to any obligations arising from the Underwriting Agreement and the Rights Issue will lapse.

Reasons for the Rights Issue and the use of proceeds

The principal activities of the Group are property development and property related investments in the PRC. The Group recorded a net loss before and after tax and extraordinary items of approximately HK$1,844.6 million and HK$1,841.4 million for the year ended 30 June 2003, respectively and a net profit before and after tax and extraordinary items of approximately HK$211.6 million and HK$166.8 million for the year ended 30 June 2004, respectively.

Upon the full subscription of the Rights Shares, the Company will receive approximately HK$6,285.13 million (assuming no Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the exercise of the Vested Share Options) or approximately HK$6,401.33 million (assuming Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the full exercise of all Vested Share Options) by way of subscription proceeds net of expenses. The Directors intend to use the net proceeds of the Rights Issue as follows:

(a) approximately HK$3.3 billion to reduce the Group's debts;

(b) approximately HK$2.5 billion to settle the outstanding resettlement costs; and

(c) the remaining balance to fund the development costs of the Group's property projects and as general working capital for future development of the Group.

The Directors consider that it is in the best interest of the Company and the Shareholders to raise further capital to meet the Company's funding requirements for the above-mentioned purposes by way of the Rights Issue, which will allow all Qualifying Shareholders the opportunity to maintain their respective pro-rata shareholding interests in the Company.

UNDERWRITING ARRANGEMENTS

Underwriting Agreement

Date:	18 February 2005
Underwriter:	New World Development Company Limited, a controlling shareholder of the Company directly and indirectly interested in 1,054,107,600 Shares representing approximately 70.2% of the existing issued share capital of the Company
Number of Shares underwritten:	Not less than 730,846,500 Rights Shares (assuming that no Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the exercise of the Vested Share Options) and not more than 772,767,540 Rights Shares (assuming that Shares are issued and allotted to holders of Shares Options on or before the Record Date pursuant to the full exercise of all Vested Share Options) *(Note)*
Commission:	1% of the total issue price of the Rights Shares underwritten by NWD The maximum commission to be received by the Underwriter will be approximately HK$21.6 million

Note: These figures exclude 1,522,579,638 Rights Shares provisionally allotted to NWD in respect of its beneficial shareholding of the Company which it has undertaken to subscribe for in full.

The entering into of the Underwriting Agreement by the Company with NWD constitutes a connected transaction of the Company under the Listing Rules but is exempted from the reporting, announcement and independent Shareholders' requirements pursuant to Rule 14A.31(3)(c) of the Listing Rules.

Pursuant to the terms of the Underwriting Agreement, the Company and NWD agreed that if the conditions of the Rights Issue are fulfilled on the Latest Acceptance Date (or such later time and/or date as the Company and NWD may determine) and the Underwriting Agreement becomes unconditional and is not terminated in accordance with the terms thereof, NWD shall pay the Subscription Monies in cash net of the commission entitled by NWD, being 1% of the total issue price of the Rights Shares underwritten by NWD, on the date to be agreed by the Company and NWD, but in the absence of such agreed date, not later than 4:30 p.m. on the third Business Day following the Latest Acceptance Date. NWD will discharge its payment obligation under the Underwriting Agreement by its internal resources.

Termination of the Underwriting Agreement

The Underwriting Agreement contains provisions granting NWD, by notice in writing, the ability to terminate its obligations thereunder on the occurrence of certain events. NWD may terminate its commitment under the Underwriting Agreement on or before the Latest Acceptance Date if:

(a) the Company is in material breach of any of the warranties as set out in the Underwriting Agreement which cannot be rectified or resolved to the reasonable satisfaction of NWD within a period of seven days from NWD giving notice of such breach to the Company, provided that such rectification period cannot be extended beyond the Latest Acceptance Date;

(b) any of the conditions to which the obligations of NWD under the Underwriting Agreement are subject to are not fulfilled or becomes incapable of being fulfilled; or

(c) there shall have occurred any change in national or international, political, military, diplomatic, financial or economic conditions which in the reasonable opinion of NWD, is or is likely to be materially prejudicial to the business or financial condition of the Group or the Rights Issue.

If the Underwriting Agreement is terminated by NWD on or before the aforesaid deadline or does not become unconditional, the Rights Issue will not proceed.

CHANGES IN SHAREHOLDING STRUCTURE OF THE COMPANY ARISING FROM THE RIGHTS ISSUE

Tables below set forth the changes in shareholding structure of the Company after the Rights Issue:

Scenario One

Assuming no Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the exercise of the Vested Share Options:

	As at the Latest Practicable Date		Immediately after the Rights Issue and if all Shareholders take up their respective provisional allotments of the Rights Shares in full		Immediately after the Rights Issue and if NWD is required to take up all Rights Shares pursuant to the Underwriting Agreement	
	Number of Shares	%	*Number of Shares*	%	*Number of Shares*	%
NWD	1,015,053,093	67.57	2,537,632,731	67.57	3,268,479,231	87.03
Subsidiaries of NWD	39,054,507	2.60	97,636,266	2.60	39,054,507	1.03
Directors	8,086,926	0.54	20,217,315	0.54	8,086,926	0.22
Sub-total of NWD and its associates	1,062,194,526	70.71	2,655,486,312	70.71	3,315,620,664	88.28
Public	440,089,568	29.29	1,100,223,920	29.29	440,089,568	11.72
Total	1,502,284,094	100.00	3,755,710,232	100.00	3,755,710,232	100.00

Scenario Two

Assuming Shares are issued and allotted to holders of Share Options on or before the Record Date pursuant to the full exercise of all Vested Share Options:

	As at the Latest Practicable Date		Immediately after the Rights Issue and if all Shareholders take up their respective provisional allotments of the Rights Shares in full		Immediately after the Rights Issue and if NWD is required to take up all Rights Shares pursuant to the Underwriting Agreement	
	Number of Shares	%	*Number of Shares*	%	*Number of Shares*	%
NWD	1,015,053,093	66.33	2,537,632,731	66.33	3,310,400,271	86.53
Subsidiaries of NWD	39,054,507	2.55	97,636,266	2.55	39,054,507	1.02
Directors	20,886,926	1.36	52,217,315	1.36	20,886,926	0.55
Sub-total of NWD and its associates	1,074,994,526	70.24	2,687,486,312	70.24	3,370,341,704	88.10
Public	455,236,928	29.76	1,138,092,320	29.76	455,236,928	11.90
Total	1,530,231,454	100.00	3,825,578,632	100.00	3,825,578,632	100.00

It is the intention of NWD to maintain the listing of the Company after the Rights Issue. Accordingly, NWD and its directors have jointly and severally undertaken to the Stock Exchange that if necessary, the Company and NWD will take appropriate steps, including, but not limited to, placing down NWD's shareholdings in the Company as soon as practicable after completion of the Rights Issue or within such period or time the Stock Exchange may agree to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement under Rule 8.08 of the Listing Rules.

POSSIBLE DISCLOSEABLE TRANSACTION

Pursuant to the Underwriting Agreement, NWD is obliged to subscribe for not more than 772,767,540 Rights Shares (except the 1,522,579,638 Rights Shares (equivalent to an amount of HK$4,263,222,986.40 payable by NWD) provisionally allotted to NWD and assuming Shares are issued and allotted to the holders of the Share Options on or before the Record Date pursuant to the full exercise of all Vested Share Options) in the event that all Shareholders (save for NWD) do not take up the allotments of any provisional Rights Shares. In such event, NWD is required to pay HK$2,163,749,112 for the 772,767,540 Rights Shares underwritten by it and the fulfilment of NWD's proposed underwriting commitment under the Underwriting Agreement will constitute a discloseable transaction for NWD pursuant to Chapter 14 of the Listing Rules. A circular containing details of the proposed underwriting commitment of NWD under the Underwriting Agreement will be despatched to the shareholders of NWD as soon as practicable and, in any event, within 21 days from the day of publication of this announcement.

NWD is a company incorporated with limited liability under the laws of Hong Kong, the shares of which are listed on the Stock Exchange. It is principally engaged in the businesses of property development, property investments, hotel and infrastructure investments, telecommunications and technology, primarily in Hong Kong and the PRC. In the event that NWD is called upon to subscribe for 772,767,540 Rights Shares in full in accordance with its obligation under the Underwriting Agreement, the aggregate shareholding interests of NWD and parties acting in concert with it will increase to approximately 88.10% of the Company's issued share capital (assuming that Shares are issued and allotted to holders of Shares Options on or before the Record Date pursuant to the full exercise of all Vested Share Options) as enlarged by the issue of the Rights Shares subject to the undertaking made by NWD and its directors to the Stock Exchange. For details of the undertaking of NWD, see the paragraph headed "Changes in shareholding structure of the Company arising from the Rights Issue" above.

The directors of NWD consider that the entering into the Underwriting Agreement by NWD would enable NWD to maintain, support and enhance the value of its investment in the Company since the underwriting will ensure the Rights Issue is fully subscribed. Accordingly, the directors of NWD believe that the entering into the Underwriting Agreement is in the best interests of NWD and its shareholders as a whole.

The Underwriting Agreement was determined after arm's length negotiations between NWD and the Company. The directors of NWD consider that the terms of the Underwriting Agreement are on normal commercial terms and the underwriting commission, the Subscription Price and the Subscription Monies payable are fair and reasonable so far as NWD and the shareholders of NWD are concerned.

WARNING OF THE RISK OF DEALING IN THE SHARES AND NIL-PAID RIGHTS SHARES

The Shares will be dealt in on an ex-rights basis from Thursday, 10 March 2005. Dealings in the Rights Shares in the nil-paid form will take place from Wednesday, 23 March 2005 to Monday, 4 April 2005 (both days inclusive). If prior to the Latest Acceptance Date (or such later time and/or date as the Company and NWD may determine), the conditions of the Rights Issue are not fulfilled or the Underwriting Agreement is terminated by NWD, the Rights Issue will not proceed and the Rights Issue will lapse.

Any persons contemplating buying or selling Shares from the date of this announcement up to the date on which all the conditions of the Rights Issue are fulfilled, and any dealings in the Rights Shares in their nil-paid form between Wednesday, 23 March 2005 and Monday, 4 April 2005 (both dates inclusive), bear the risk that the Rights Issue may not become unconditional or may not proceed.

Any Shareholders or other persons contemplating dealings in the Shares or nil-paid Rights Shares are recommended to consult their own professional advisers.

EXPECTED TIMETABLE

The expected timetable for the Rights Issue set out below is indicative only and it has been prepared on the assumption that the Rights Issue will be approved by the Shareholders at the EGM. The expected timetable is subject to change, and any such changes will be announced in a separate announcement by the Company as and when appropriate.

Despatch of Company's circular with notice of EGM	Friday, 4 March 2005
Last day of dealings in Shares on a cum-rights basis	4:00 p.m., Wednesday, 9 March 2005
First day of dealings in Shares on an ex-rights basis	Thursday, 10 March 2005
Latest time for lodging transfer of Shares in order to qualify for the Rights Issue	4:00 p.m., Friday, 11 March 2005
Register of members of the Company closed	Monday, 14 March 2005 to Monday, 21 March 2005 (both dates inclusive)
Latest time for lodging forms of proxy for the EGM	10:00 a.m., Saturday, 19 March 2005
EGM	10:00 a.m., Monday, 21 March 2005
Record Date	Monday, 21 March 2005
Despatch of Rights Issue Documents	Monday, 21 March 2005
Announcement of results of EGM	Tuesday, 22 March 2005
Register of members re-opens	Tuesday, 22 March 2005
First day of dealings in nil-paid Rights Shares	Wednesday, 23 March 2005
Latest time for splitting of nil-paid Rights Shares	4:00 p.m., Wednesday, 30 March 2005
Last day of dealings in nil-paid Rights Shares	Monday, 4 April 2005
Latest time for payment and acceptance of Rights Issue	4:00 p.m., Friday, 8 April 2005
Latest time for the Rights Shares to become unconditional	4:00 p.m., Friday, 8 April 2005
Announcement of results of acceptance of and excess applications for the Rights Issue appears on newspapers	Wednesday, 13 April 2005
Despatch of refund cheques in respect of unsuccessful or partially unsuccessful excess applications for excess Rights Shares on or before	Thursday, 14 April 2005
Despatch of certificates for fully-paid Rights Shares on or before	Thursday, 14 April 2005
Commencement of dealings in fully-paid Rights Shares	9:30 a.m., Monday, 18 April 2005

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The existing general mandates to issue 299,474,738 Shares and repurchase 149,737,369 Shares were granted to the Directors pursuant to a Shareholders' ordinary resolution at the annual general meeting of the Company held on 6 December 2004. As at the date of this announcement, the existing general mandates have not been utilised.

The Directors propose to seek Shareholders' approval at the EGM for the granting of general mandates to issue Shares and repurchase Shares not exceeding 20% and 10% respectively of the issued share capital of the Company as at 6 December 2004 and as enlarged by the Rights Issue. No Shareholders are required to abstain from voting at the EGM on the proposed resolution approving the general mandates pursuant to Rule 13.36(4)(e) of the Listing Rules.

The Company has not issued any equity securities in the 12-month period immediately preceding the date of this announcement save as the 15,629,800 Shares issued to the holders of Share Options pursuant to their exercise of the subscription rights attached to such Share Options.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Friday, 18 February 2005 pending the release of this announcement. The Company has applied to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 21 February 2005.

GENERAL

An independent board committee of the Company has been appointed to advise the Independent Shareholders on the terms of the Rights Issue. Commerzbank has been appointed as the independent financial advisor to advise the independent board committee of the Company and the Independent Shareholders on the terms of the Rights Issue.

A circular containing, among other things, details of the Rights Issue, a letter from the independent board committee of the Company and a letter of advice from the independent financial advisor to the independent board committee of the Company together with a notice convening the EGM will be despatched to the Shareholders on or before Friday, 4 March 2005.

NWD and its associates as defined in the Listing Rules will abstain from voting on the resolution to approve the Rights Issue at the EGM.

The Rights Issue Documents setting out details of the Rights Issue will be despatched to the Qualifying Shareholders as soon as practicable, subject to the conditions being satisfied.

Standard Chartered Bank (Hong Kong) Limited has been appointed to advise NWD in connection with the underwriting arrangements under the Underwriting Agreement.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

"associate"	has the meaning defined in Chapter 1 of the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a Sunday) on which commercial banks are open for business in Hong Kong
"Companies Law"	the Companies Law, Cap 22 (Law 3 of the 1961, as consolidated and revised) of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for the purposes of considering, among other things, the Rights Issue
"Group"	the Company and its subsidiaries from time to time
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Independent Shareholders"	Shareholders other than NWD, its associates and parties acting in concert with them
"Latest Acceptance Date"	being 4:00 p.m. on Friday, 8 April 2005, the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	Thursday, 17 February 2005, being the latest practicable date prior to the release of this announcement for inclusion of certain information in this announcement
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is the controlling shareholder (as defined under the Listing Rules) of the Company
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"PRC"	the People's Republic of China
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	Monday, 21 March 2005
"Rights Issue"	the proposed issue of Rights Shares on the basis of three Rights Shares for every two existing Shares to Qualifying Shareholders by way of rights or to holders of nil-paid Rights Shares at the Subscription Price, pursuant to the terms and conditions of the rights issue
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	not less than 2,253,426,138 new Share(s) and not more than 2,295,347,178 new Shares to be issued by the Company pursuant to the Rights Issue
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Share Options"	option(s) to subscribe for Share(s) granted by the Company under the share option scheme(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	subscription price of HK$2.80 per Rights Share
"Subscription Monies"	the subscription monies which will be payable by NWD to the Company in respect of the Rights Shares to be issued to NWD, including the Rights Shares which will be issued in the event that NWD is required to fulfil its obligation under the Underwriting Agreement
"subsidiary" or "holding company"	has the meaning defined in section 2 of the Companies Ordinance
"Underwriting Agreement"	the underwriting agreement entered into between the Company and NWD in relation to the Rights Issue
"Vested Share Options"	the Share Options that are validly vested to and exercisable by the holders thereof as at the Record Date pursuant to the terms of the share option scheme(s) of the Company
"%"	per cent.

By order of the board
New World China Land Limited
Chow Yu Chun, Alexander
Company Secretary

By order of the board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 18 February 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained herein (other than that relating to NWD) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to NWD) have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in this announcement misleading.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained herein (other than that relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the Group) have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement in this announcement misleading.

At the date of this announcement: (a) the executive Directors are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Cheng Kar Shing, Peter, Mr. Leung Chi Kin, Stewart, Mr. Chow Kwai Cheung, Mr. Chow Yu Chun, Alexander and Mr. Fong Shing Kwong, Michael; (b) the non-executive Director is Mr. Fu Sze Shing, and (c) the independent non-executive Directors are Mr. Cheng Wai Chee, Christopher, Mr. Tien Pei Chun, James and Mr. Lee Luen Wai, John, JP.

At the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David and Mr. Leung Chi Kin, Stewart; (b) the non-executive directors of NWD are Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) the independent non-executive directors of NWD are Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson, JP (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John, JP.